NO ACT

PE
12-31-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013709

January 28, 2010

Received SEC
JAN 28 2010
Washington, DC 20549

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-10

Re: International Paper Company
Incoming letter dated December 31, 2009

Dear Mr. Mueller:

This is in response to your letters dated December 31, 2009 and January 20, 2010 concerning the shareholder proposal submitted to International Paper by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 27, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated December 31, 2009

The proposal relates to the composition of the compensation committee.

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of International Paper's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which International Paper relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 27, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: International Paper's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the International Paper Company ("International Paper" or the "Company"), by letters dated December 31, 2009 and January 20, 2010 that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to International Paper urges:

> that the Board of Directors ("Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

International Paper's letters to the Commission state that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company:

(1) wrongly claims that Proponent has failed to prove that it has continuously owned the requisite number of shares of the Company for a period of one year prior to the date on which Proponent filed its Proposal in violation of Rules 14a-8(b);

(2) despite the clear and unambiguous wording of the Proposal, as well as the fact that the Proposal specifically provides the Board with an opportunity to cure any eventuality that might arise related to its implementation, argues that the Proposal is in violation of Rule 14a-8(i)(6), because the Company lacks the power and the authority to implement the Proposal; and

(3) ignores the clear language of the Proposal, wrongly claiming that the words "current or former chief executive officers ("CEOs") of public companies" are "so vague and indefinite as to be misleading" in violation of Rule 14a-8(i)(3).

II. Proponent's proof of ownership meets the requirements of Rule 14a-8(b).

Immediately upon receipt of the Company's letter of October 16, 2009, requesting proof of ownership of its shares of the Company's stock, Proponent instructed the custodian of its shares, AmalgaTrust, to send the requested information to the Company. AmalgaTrust wrote to the Company that same day, stating that it did, indeed, hold the requisite number of shares of the Company's stock "continuously for over one year" and continued to hold the shares on Proponent's behalf. The AmalgaTrust October 16, 2009 Letter is Attachment "A."

Rather than contact Proponent upon receipt of the AlmagaTrust October letter, however, the Company chose instead to wait until December 31, 2009, when it filed its Request for a Letter of No-Action.

Once again responding to the Company, Proponent acted promptly to provide the Company with yet another letter from AmalgaTrust, stating that Proponent did, indeed, own the requisite number of shares of the Company's stock. The AmalgaTrust January Letter is Attachment "B." Any perceived ambiguity in the Proponent's eligibility to submit the Proposal under Rule 14a-8(b) has been addressed by the AmalgaTrust January Letter (Attachment "B") that conclusively states the Proponent was a shareholder for over one year as of the date that the Proposal was submitted to the Company.

The Company, however, argues that Proponent violated Rule 14a-8(b) because, in the October AmalgaTrust letter, instead of stating the date the Proposal was filed (October 8, 2009), the October AmalgaTrust letter used the phrase "continuously for over one year" to define the period during which Proponent has held the Company's shares. Proponent submits that any reasonable person would know that the phrase "for over one year" encompasses the eight days preceding the October 16, 2009 date of the AmalgaTrust letter.

Indeed, the Company's letter requesting a Letter of No-Action from the Commission deliberately ignores the fact that the January AmalgaTrust letter specified that Proponent had held the shares of its stock "continuously for over one year." The Company's letter states:

> Specifically, the Proponent's Response [the AmalgaTrust Letter of December 1, 2009] demonstrates only that the Proponent has continuously held 327 Company shares from October 16, 2008 to October 16, 2009, the date of the letter from AmalgaTrust. However, this is insufficient to demonstrate the Proponent's continuous ownership of the requisite number of Company shares for one year as of October 8, 2009, the date the proponent submitted the Proposal to the Company.

Staff Legal Bulletin 14 puts this matter into proper perspective when it states that, when questioned as to matters of ownership, a proponent "can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal." A review of the AmalgaTrust letter of October 16, 2009 would conclude that the letter meets that that standard.[1]

The Company cites the following portion of Staff Legal Bulletin 14:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal? No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Company wrongly argues that the AmalgaTrust letter of October 16, 2009 is the sort of letter described in Staff Legal Bulletin 14. A careful reading of the October AmalgaTrust letter, however, makes it clear that the phrase, "over one year," in connection with the date of the letter, is dispositive. A reasonable person would conclude that the phrase "over one year" includes requisite holding period from October 8, 2008 to October 8, 2009.

Finally, unlike the instant Proposal, each of the Staff decisions cited by the Company involved proposals where the proofs of ownership could not be reasonably construed to include Rule 14a-8(b)'s required one-year holding period from the date the proposals were filed.

III. The Proposal is not in violation of Rule 14a-8(i)(6) because it is clear and unambiguous, and provides the Board with ample opportunity to cure any eventuality that might arise, were it to be implemented.

International Paper argues that the Proposal is excludable because the Company lacks the power and the authority to implement a requirement that:

> any current or former chief executive officers of public companies [be prohibited] from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

The Company's argument is grounded upon the erroneous claim that the Proposal leaves the Board with no opportunity to cure a situation in which a sitting member of the Compensation Committee becomes a CEO.

The Proposal would not deprive International Paper's Board of an opportunity to cure a situation in which a member of the Compensation Committee became a CEO during his or her term of service. The Proposal would simply prohibit someone who is presently a CEO or a former CEO of a public company from becoming a member of the Compensation Committee.

---

[1] AmalgaTrust sent an additional letter (attached) to the Company on January 13, 2010 clarifying that the Proponent has held its shares of the Company's stock since the date the Proposal was filed on October 8, 2009.

Nothing would prohibit a current or former CEO of a public company from being elected to International Paper's Board of Directors. Once elected, a current or former CEO would only be prohibited from serving on the Board's Compensation Committee. Were a member of the Compensation Committee to become a CEO, that director would continue to serve out his or her term on the Committee because the Proposal provides that it "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

The plain language of the Proposal means that any International Paper director who is a member of the Compensation Committee, and who is a CEO, or a former CEO when the Proposal becomes effective, would continue to serve on the Compensation Committee. The Proposal would also permit the Board to cure the situation in which a sitting member of the Compensation Committee, who is not a CEO, becomes a CEO. In this situation, the affected director would have been "previously elected." The affected director would continue to serve out the remainder of his or her term as a member of the Compensation Committee.

The Proposal, therefore, provides the Board with the ability to cure any eventuality that might arise in its implementation.

International Paper cites several decisions of the Staff in support of its request to exclude the Proposal. Upon review, each is inapposite, because each proposal in the decisions cited, unlike the Proposal before International Paper, failed to provide the board with an opportunity to cure the situation in which a director was no longer independent.

Clear Channel Communications, Inc., 2005 SEC No-Act. LEXIS 98 (January 23, 2005), is instructive, because it clearly stated that:

> it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and *the proposal does not provide the board with an opportunity or mechanism to cure* such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). (Emphasis added.)

Unlike the Proposal before International Paper, there was no provision in *Clear Channel Communications, Inc.* that would permit the Board to cure a situation in which a director lost his or her independence. The Proposal before International Paper provides a cure, namely, that a director serving on the Compensation Committee who might become a CEO would continue to serve out his or her term on the Committee.

International Paper cites *NSTAR*, 2007 SEC No-Act. LEXIS 688 (December 19, 2007), which also involved a proposal that failed to provide for an opportunity to cure its requirements that the:

> Chairman (woman) shall be an outside trustee and shall not live nearer than fifty (50) miles from where the NSTAR chief executive officer is domiciled and may not have been an employee of NSTAR, although maybe a shareholder of NSTAR in accordance with

rules NSTAR may have concerning stockownership of NSTAR Trustees upon their commencing service to NSTAR Board members.

The Proposal before International Paper, however, clearly provides the Board with ample opportunity to cure any eventuality that might arise, were a member of the Compensation Committee to become a CEO while serving on the Committee.

First Hartford Corporation, 2007 SEC No-Act. LEXIS 613 (October 15, 2007), cited by International Paper, is inapposite. In *First Hartford Corporation*, the proposal at issue would have amended the bylaws to require that, at all times, a majority of the board of directors, and of any committees, be "independent" directors and that an independent director who ceases to qualify as such automatically ceases to be a director.

The Proposal before International Paper specifically recognizes and provides for the possibility that a director who is a member of the Board's Compensation Committee may become a CEO. If that were to occur, the cure, as specified in the Proposal, would allow that director to continue to serve since he or she would have been previously elected to the Board of Directors. As the Proposal states: "The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors."

IV. International Paper ignores the clear language of the Proposal, wrongly claiming that the words "current or former chief executive officers ("CEOs") of public companies" are "so vague and indefinite as to be misleading" in violation of Rule 14a-8(i)(3).

The language of the Proposal before International Paper carefully defines its subject: "current or former chief executive officers ('CEOs') of public companies... serving on the Board's Compensation Committee."

International Paper, however, in its second letter (January 20, 2010) requesting a Letter of No-Action to exclude the Proposal, claims that these words are somehow "so vague and indefinite as to be misleading." The Company's January 20, 2010 letter appears to be based on its deliberate exclusion of a key adjective that appears in the Proposal's resolve: "current or former chief executive officers ("CEOs") of <u>public</u> companies." (Emphasis added.)

Having excluded the word "public," the Company argues that "chief executive officer" could be "anyone who is the highest ranking executive officer in a company" to the CEO of a non-profit organization, or the President of the Wyoming State Senate. These conjectures bear no relation to the Proposal, which is clear and precise in its focus on "chief executive officers ("CEOs") of public companies.

V. Conclusion

International paper has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The letter submitted by the custodian of Proponent's shares contains language that a reasonable person would conclude to encompass the required one-year holding period specified by Rule 14a-8(b).

The Proposal is clear and it provides the Board of Directors with the ability to cure any situation that might arise in its implementation. The Proposal may not be excluded under Rule 14a-8(i)(6).

The plain language of the Proposal is clear and unambiguous. It refers exclusively to the chief executive officers of public companies. The proposal may no be excluded under Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov**, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP

Attachments

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

ATTACHMENT "A"

October 16, 2009

Ms. Maura A. Smith, Senior Vice President, General Counsel,
Corporate Secretary and Global Government Relations
International Paper
6400 Poplar Avenue
Memphis, Tennessee 38197

Dear Ms. Smith:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 327 shares of common stock (the "Shares") of International Paper beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

6550-253

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

ATTACHMENT "B"

January 13, 2010

Ms. Maura A. Smith, Senior Vice President, General Counsel,
Corporate Secretary and Global Government Relations
International Paper
6400 Poplar Avenue
Memphis, Tennessee 38197

Dear Ms. Smith:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 327 shares of common stock (the "Shares") of International Paper beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account [OMB Memorandum M-07-16]. The AFL-CIO Reserve Fund has held the Shares continuously for over one year as of the date of the proposal dated October 8, 2009 and continues to hold the Shares as of the date of this letter.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8560-263

Page 12 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 20, 2010

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company*
Supplemental Letter Regarding the Shareowner Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 31, 2009 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that our client, International Paper Company (the "Company"), could properly omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent") regarding the composition of the Management Development and Compensation Committee (the "Compensation Committee") of the Company's board of directors (the "Board").

The No Action Request indicated our belief that the Proposal could be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(6) under the Securities Exchange Act of 1934. We are writing supplementally in order to notify the Staff that the Company also seeks to omit the Proposal on the basis of Rule 14a-8(i)(3).

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders of International Paper request that the Board of Directors ("Board") adopt a policy prohibiting any chief executive officers ("CEOs") from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously-elected directors.

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(6) for the reasons addressed in the No-Action Request. In addition, we believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). In this regard, the Staff has permitted the exclusion of a variety of shareowner proposals, including proposals regarding the qualifications for and composition of the board of directors. *See Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring with the exclusion as vague and indefinite of a proposal providing that "a mandatory retirement age be established for all directors upon attaining the age of 72 years"); *Norfolk Southern Corp.* (avail.

Feb. 13, 2002) (concurring with the exclusion of a proposal regarding specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite").

In the instant case, the Proposal's reference to "any chief executive officers ('CEOs')" is vague and subject to differing interpretations, and therefore shareholders will have differing views as to the effect of the Proposal. First, it is equally reasonable to interpret the Proposal as referring generically to any person who is the highest ranking executive in a company, regardless of that person's title, or to interpret the proposal as referring only to a person who holds the title of Chief Executive Officer. The former interpretation is supported by the use of initial lower case letters for the words "chief executive officers," while the latter would result in a standard entirely dependent on the choice of title by other companies without any evaluation of functional responsibility. In addition, it is also unclear whether and how the standard is to be applied at non-corporate entities. Finally, while the language of the Proposal itself addresses any "chief executive officers," the supporting statement of the Proposal suggests that this language is intended to restrict service by persons who are not currently "chief executive officers" but who at any point in the past served as a chief executive officer. Yet a former chief executive officer is not typically referred to as a chief executive officer. Moreover, the arguments in the supporting statement are not readily applicable to former chief executive officers, as a former chief executive officer does not indirectly benefit from current pay packages awarded to chief executive officers.

The significance of the ambiguity discussed above becomes particularly apparent when the Proposal is considered in light of the current members of the Board. Three of the Company's directors are not currently the Chief Executive Officer of a company or organization but were in the past. One director was a member of another company's "Office of the Chief Executive." One director was President and Chief Executive Officer of a non-profit organization. One director was the President of the Wyoming State Senate. One director is a managing partner of a family business, and one was a general partner of an investment bank. Depending on which interpretation of the Proposal is used, none, some or all of these directors would be prohibited from serving on the Compensation Committee. In situations such as this, where the "action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal," the Staff has concurred that the proposal may be excluded as vague and indefinite. *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff frequently has concurred that where a proposal includes terms or phrases that "may be subject to differing interpretations," it may be entirely excluded as vague and indefinite because "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). In *International Business Machines Corp.* (avail. Jan. 10, 2003), the proposal required that "there be 2 nominees for each new member of the Board of Directors." Recognizing that the term "new member" could be interpreted to refer to either any director who is standing for election or to only directors who are not incumbent, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion as vague and indefinite of a proposal requiring the elimination of "all incentives for the CEOS" where the scope of the term "incentives" and the subject "CEOS" was unclear); *General Electric Co.* (avail. Feb. 5, 2003) (concurring with the exclusion of a proposal regarding "compensation for Senior Executives" where it was unclear what constituted "compensation"). Similarly, the instant Proposal requires that "any chief executive officers ('CEOs')" be prohibited from serving on the Compensation Committee, but as discussed above, this phrase is subject to multiple interpretations that could result in the action taken by the Company differing significantly from the actions envisioned by the shareowners voting on the Proposal.

Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Here, the Proposal is ambiguous as to which directors it seeks to prohibit from serving on the Compensation Committee such that neither the Company's shareowners nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. Furthermore, we continue to believe that the Proposal is excludable under the other bases set forth in the No-Action Request.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab of the Company's Legal Department at (901) 419-4331.

Sincerely,



Ronald O. Mueller

ROM/mbd
Enclosures

cc: Joseph R. Saab, International Paper Company
Daniel F. Pedrotty/Vineeta Anand, AFL-CIO Reserve Fund

100792377_2.DOC

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 31, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company*
Shareowner Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders of International Paper request that the Board of Directors ("Board") adopt a policy prohibiting any chief executive officers ("CEOs") from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously-elected directors.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company in a letter dated October 8, 2009, which was received by the Company via facsimile on the same date. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not provide evidence with the Proposal to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company sent via facsimile a letter, and via overnight courier a confirmatory letter, on October 16, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares as of the date the Proposal was submitted, and further stated:

> As explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, at the time the proposal was submitted, you continuously held the shares for at least one year; or
>
> - if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

The Company's facsimile records confirm delivery of the Deficiency Notice to the Proponent at 1:20 p.m. on October 16, 2009. *See* Exhibit C.

The Company received a response to the Deficiency Notice in the form of a letter from AmalgaTrust, dated October 16, 2009, which stated that the Proponent "is the record owner of 327 shares of common stock" of the Company and that the shares had been held "continuously for over one year" (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as Exhibit D.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be transmitted no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

The Proponent's Response was insufficient to substantiate eligibility to submit a proposal under Rule 14a-8(b). Specifically, the Proponent's Response demonstrates only that the Proponent has continuously held 327 Company shares from October 16, 2008 to October 16, 2009, the date of the letter from AmalgaTrust. However, this is insufficient to demonstrate the Proponent's continuous ownership of the requisite number of Company shares for one year as of October 8, 2009, the date the Proponent submitted the Proposal to the Company.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareowner proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail.

Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). Moreover, the Staff has concurred with the exclusion of a shareowner proposal where all of the proponents in a group of proponents failed to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., IDACORP, Inc.* (avail. Mar. 5, 2008); *Qwest Communications International, Inc.* (avail. Feb. 29, 2008); *PG&E Corp.* (avail. Feb. 18, 2003) (in each case, concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponents appear to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

As discussed above, SLB 14 places the burden of proving the ownership requirements on the proponent: the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company." In addition, the Staff has previously made clear the need for precision in the context of demonstrating a shareowner's eligibility under Rule 14a-8(b) to submit a shareowner proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareowner proposals pursuant to Rules 14a-8(f) and 14a-8(b) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See General Electric Co.* (avail. Jan. 9, 2009) (concurring with the exclusion of a shareowner proposal where the proposal was submitted November 10, 2008 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 7, 2008); *International Business Machines Corp.* (avail. Dec. 7, 2007) (concurring with the exclusion of a shareowner proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company); *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareowner proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending

November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareowner proposal where the proponent had held shares for two days less than the required one-year period).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that it continuously owned the requisite number of Company shares for the one-year period prior to the date it submitted the Proposal, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proposal and supporting statements express a concern with potential conflicts of interests of certain persons who serve on compensation committees and the Proposal in essence seeks to establish an additional independence requirement by requesting that the Company's Board of Directors adopt a policy prohibiting any chief executive officers from serving on the compensation committee of the Board of Directors. We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that each member of the Management Development and Compensation Committee will not be a chief executive officer while serving as a member of the Management Development and Compensation Committee and, in fact, as the supporting statement notes, all the directors on the Management Development and Compensation Committee are either current or retired chief executive officers. The Company cannot ensure that sufficient numbers of directors who are not or were not chief executive officers will be willing to serve on the Management Development and Compensation Committee and will abstain from becoming a chief executive officer at all times while serving on the Management Development and Compensation Committee. Further, while the Proposal specifies that this policy should be implemented so as not to affect the unexpired terms of previously elected directors, it requires that the members of the Management Development and Compensation Committee not be a chief executive officer at any time and does not provide the Board of Directors with an opportunity or mechanism to remedy any violations of the standard set forth in the Proposal (*i.e.*, violations that automatically occur in light of the fact that current Management Development and Compensation Committee members have been or are chief executive officers and in the event a member of the Management Development and Compensation Committee becomes a chief executive officer).

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") the Staff provided guidance on the application of Rule 14a-8(i)(6) to shareholder proposals seeking to impose independence standards for directors. The Staff noted, in part:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

Consistent with this position, the Staff has concurred on numerous occasions that proposals requesting that amendments be made to a company's bylaws (or corporate governance policy) to provide that the chairman of a board of directors must be an independent director are excludable under Rule 14a-8(i)(6) where they do not allow for exceptions to the independence standard or contemplate a method for curing violations of the independence standard. *See, e.g., Verizon Communications* (avail. Feb. 8, 2007); *E.I. du Pont de Nemours and Co.* (avail. Feb. 7, 2007); *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005); *Exxon Mobil Corp.* (avail. Mar. 13, 2005); *Ford Motor Co.* (avail. Feb. 27, 2005); *Intel Corp.* (avail. Feb. 7, 2005); *LSB Bancshares, Inc.* (avail. Feb. 7, 2005); *General Electric Co.* (avail. Jan. 14, 2005). *See also NSTAR* (avail. Dec. 19, 2007) (concurring that a proposal was excludable under Rule 14a-8(i)(6) where the company argued that it could not ensure compliance with a proposal requesting that the chairman be independent and also not reside within 50 miles of the company's chief executive officer).

Further, the Staff has concurred that proposals extending independence requirements to committees of a board of directors are excludable under Rule 14a-8(i)(6) where no exception language is included and a curative mechanism is not provided. For example, in *Clear Channel Communications, Inc.* (avail. Jan. 23, 2005), the Staff concurred that a proposal requesting that a policy be established that the compensation committee be composed entirely of independent directors was excludable under Rule 14a-8(i)(6), noting "[a]s it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement." Similarly, in *First Hartford Corp.* (avail. Oct. 15, 2007), the company argued that it could exclude under Rule 14a-8(i)(6) a proposal that would amend the company's bylaws to require that, at all times, a majority of the board of directors, and of any committees, shall be independent directors. The company, citing SLB 14C, argued that it was not within the company's power to ensure that the status of an independent director would never change in a manner that affects the director's independence when the proposal does not provide the company an ability to cure such a failure, and the Staff concurred that the proposal was excludable under Rule 14a-8(i)(6).

Just as in the numerous no-action letters discussed above where the Staff concurred that a board of directors does not have the power to ensure that the chairman of a board of directors remains an independent director at all times, and just as in *Clear Channel Communications, Inc.* and *First Hartford Corp.* where the Staff concurred that a board of directors does not have the power to ensure that each member of the compensation committee or a majority of the members of a committee retains his or her independence at all times, the Company cannot ensure that a member of its Management Development and Compensation Committee will not be appointed a chief executive officer. Just as a company cannot ensure that a director will not take some action that will impair his or her independence, the Company cannot ensure that each member of the Management Development and Compensation Committee will not be named a chief executive officer (in fact, being named a chief executive officer of a significant customer or supplier is one way that a director could cease to be independent). In addition, the Proposal does not provide for any exceptions to the standard set forth in the Proposal, nor does it provide the Board of Directors with an opportunity or mechanism to cure a violation in the event that a member of the Management Development and Compensation Committee is appointed as a chief executive officer. Accordingly, the Proposal is beyond the power of the Board of Directors to implement and thus is excludable under Rule 14a-8(i)(6).

The Proposal differs significantly from the proposals cited by the Staff in SLB 14C as not being excludable under Rule 14a-8(i)(6) as it does not contain any exception language (see bolded language below). *See, e.g., Merck & Co.* (avail. Dec. 29, 2004) (Staff denied no-action relief in respect of a proposal requesting that the board of directors establish a policy of separating the positions of chairman and chief executive officer, "**whenever possible**," so that an independent director serves as chairman); *The Walt Disney Co.* (avail. Nov. 24, 2004) (Staff denied no-action relief in respect of a proposal urging the board of directors to amend its corporate governance guidelines to set a policy that the chairman of the board be an independent member, "**except in rare and explicitly spelled out, extraordinary circumstances**"). *See also Bristol-Myers Squibb Co.* (avail. Feb. 7, 2005) (Staff denied no-action relief in respect of a proposal which requested only that the board establish "a policy of, **whenever possible**, separating the roles of chairman and chief executive officer"). In each of *Merck & Co.*, *The Walt Disney Co.* and *Bristol-Myers Squibb Co.*, the proposals did not require a director to maintain independence at all times. Consistent with SLB 14C, since any loss of independence would not result in an automatic violation of the standard in the proposal, the Staff did not permit the company to exclude the proposal under Rule 14a-8(i)(6). The Proposal is distinguishable from the foregoing letters as no such qualifying language is included in the Proposal.

The Proposal also differs significantly from other director independence proposals that the Staff has determined are not excludable under Rule 14a-8(i)(6), because it does not provide an opportunity or mechanism to cure any violations of such standard. *See, e.g.*, *Parker Hannifin Corp.* (avail. Aug. 31, 2009) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal specified that, in the event a chairman of the board who was independent at the time he or she was selected is no longer independent, the board shall select a new chairman who satisfies the requirements of the proposal within 60 days); *Allegheny Energy, Inc.* (avail. Feb. 7, 2006) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal stated that "[t]his proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted"); *Burlington Northern Santa Fe Corp.* (avail. Jan. 30, 3006) (same); *Newmont Mining Corp.* (avail. Jan. 13, 2006) (same); *General Electric Co.* (avail. Jan. 10, 2006) (same). While the Proposal specifies that this policy should be implemented so as not to affect the unexpired terms of previously elected directors, this does not operate as a curative mechanism because this language addresses a director's term of office on the Board of Directors, not his or her service on the Management Development and Compensation Committee. In this regard, all current members of the Management Development and Compensation Committee are or have been chief executive officers and, in addition, other members of the Management Development and Compensation Committee may be appointed as chief executive officers of public companies in the future. In each instance, an automatic violation of the standard in the Proposal would occur because the Proposal provides no opportunity or mechanism to remedy any violations of its standard—it simply states that no member of the Management Development and Compensation Committee may be or have been a chief executive officer at any time. Just as the Company could not control or ensure the continued independence of any of its directors, the Company cannot control and ensure that no member of its Management Development and Compensation Committee is ever appointed as a chief executive officer.

In summary, the Proposal requests that the Company's Board of Directors adopt a policy "prohibiting any chief executive officers . . . from serving on the Board's Compensation Committee" and the Proposal does not allow for any exception to this standard, nor does it provide an opportunity or mechanism to cure any violations of this standard. Thus, the Proposal is similar to the proposals excluded under Rule 14a-8(i)(6) in *Clear Channel Communications, First Hartford Corp., Verizon Communications, E.I. du Pont de Nemours and Co., Allied Waste Industries, Inc., Exxon Mobil Corp., Ford Motor Co., Intel Corp., LSB Bancshares, Inc., General Electric Co.* and *NSTAR*. Accordingly, for the reasons set forth above, we believe that the Company may exclude the Proposal under Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab of the Company's Legal Department at (901) 419-4331.

Sincerely,



Ronald O. Mueller

ROM/ksb
Enclosures

cc: Joseph R. Saab, International Paper Company
Daniel F. Pedrotty/Vineeta Anand AFL-CIO Reserve Fund

100786737_3.DOC

Exhibit A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: October 8, 2009

To: Maura A. Smith, Corporate Secretary
International Paper

Fax: 901-214-1248

From: Daniel Pedrotty

Pages: _3_(including cover page)

Attached is our shareholder proposal for the 2010 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 8, 2009

Sent by FAX and UPS Next Day Air

Ms. Maura A. Smith, Senior Vice President, General Counsel,
Corporate Secretary and Global Government Relations
International Paper
6400 Poplar Avenue
Memphis, Tennessee 38197

Dear Ms. Smith:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of International Paper (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 327 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



Restrict CEO Service on the Compensation Committee

Resolved: The shareholders of International Paper request that the Board of Directors ("Board") adopt a policy prohibiting any chief executive officers ("CEOs") from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously-elected directors.

Supporting Statement

It is a well-established tenet of corporate governance that a compensation committee must be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the Compensation Committee because of their potential conflicts of interest in setting the compensation of peers.

It is axiomatic that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives. Those who benefit from stock option plans will view them as an efficient form of compensation; those who receive generous "golden parachutes" will regard them as a key element of a compensation package. Consequently, we are concerned that the inclusion of CEOs on the Compensation Committee may result in more generous pay packages for senior executives than that necessary to attract and retain talent. Our concern is most acute at companies where the chairman of the Board is also the CEO.

In their 2004 book "*Pay Without Performance*," Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

"There are still plenty of CEOs who sit on compensation committees at other companies," said Carol Bowie, a corporate governance expert at RiskMetrics Group. "They don't have an interest in seeing CEO pay go down." *(Crain's Chicago Business, May 26, 2008.)*

Graef Crystal agrees. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee." *(Bloomberg News column, June 22, 2009.)*

Moreover, CEOs "indirectly benefit from one another's pay increases because compensation packages are often based on surveys detailing what their peers are earning." *(The New York Times, May 24, 2006.)*

At our Company, Chairman and CEO John Faraci received a 10.5% pay increase in 2008 to $14.3 million, including the grant date fair value of equity-based awards, despite the Company's poor performance, both in absolute terms and relative to peers. All five directors on the Management Development and Compensation Committee are either current or retired CEOs.

We urge you to vote FOR this proposal.

Exhibit B



JOSEPH R. SAAB
CHIEF COUNSEL – GOVERNANCE

INTERNATIONAL PLACE II
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4331
F 901-214-1234

October 16, 2009

VIA FAX AND OVERNIGHT COURIER
Vinetta Anand
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Fax No. (202) 508-6992

Dear Vinetta Anand:

I am writing on behalf of International Paper Company (the "Company") in response to the correspondence from the American Federation of Labor and Congress of Industrial Organizations ("AFL-CIO") dated October 8, 2009, which contained a shareholder proposal entitled "Restrict CEO Service on the Compensation Committee." The communication states that the proposal is submitted for consideration at the Company's 2010 Annual Meeting of Stockholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. The letter dated October 8, 2009, accompanying AFL-CIO's proposal, states that the organization is the "beneficial" ownership of Company stock. Our records do not indicate that the AFL-CIO is the "record" holder of Company stock, and, therefore, this letter is not satisfactory proof of ownership of its shares under the ownership requirements of Rule 14a-8(b).

To remedy this defect, you must submit sufficient proof of ownership. As explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time the proposal was submitted, you continuously held the shares for at least one year; or

- if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.


INTERNATIONAL PAPER

The rules of the Securities and Exchange Commission require that your response to this letter be transmitted no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4331.

Sincerely,



Joseph R. Saab

cc: Maura Abeln Smith

Enclosure

Exhibit C

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	3131
CONNECTION TEL	912025086992
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/16 13:20
USAGE T	08'13
PGS. SENT	8
RESULT	OK

INTERNATIONAL PAPER

6400 POPLAR AVENUE
MEMPHIS, TN 38197
FAX: 901-419-4544

FAX

TO:	Vinetta Anand	FROM:	Becky Hopper (for Joe Saab)
COMPANY:	AFL-CIO Office of Investment	SENDER'S PHONE:	901-419-4331
FAX NUMBER:	(202) 508-6992	DATE:	October 16, 2009
SUBJECT:	Restrict CEO Service on Compensation Committee	NUMBER OF PAGES INCLUDING COVER:	8

Dear Vinetta:

Attached please find Joe Saab's letter dated October 16, 2009.

Thanks,
Becky Hopper
Legal Administrative Assistant
for Joseph Saab
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197
(901) 419-3851

PRIVILEGED & CONFIDENTIALITY NOTICE – The attached may contain material that is confidential, privileged and/or attorney-work product. Please do not forward or copy. If you have received this in error, please immediately notify Joe Saab's administrative assistant, Becky Hopper, at (901) 419-3851, and destroy this communication, including any attachments. Thank you.

Exhibit D

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

October 16, 2009

Ms. Maura A. Smith, Senior Vice President, General Counsel,
Corporate Secretary and Global Government Relations
International Paper
6400 Poplar Avenue
Memphis, Tennessee 38197

Dear Ms. Smith:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 327 shares of common stock (the "Shares") of International Paper beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account , . The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment